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                                                                    Exhibit 99.4

                              BIOVAIL CORPORATION
                    PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
                       SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Biovail Corporation hereby appoints Eugene Melnyk, Chairman of the Board of Directors, or failing him, Kenneth C. Cancellara, Senior Vice President and General Counsel, or failing him, John Miszuk, Vice President, Controller, or failing him,

 ................................................................................
as nominee of the undersigned with full power of substitution to attend and act for and on behalf of the undersigned at THE ANNUAL MEETING OF SHAREHOLDERS OF
THE COMPANY TO BE HELD ON JUNE 25, 2001 AT 2:00 P.M. (TORONTO TIME) AT THE METRO TORONTO CONVENTION CENTRE, ROOM 206DF, 255 FRONT STREET WEST, TORONTO, ONTARIO, CANADA AND AT ANY ADJOURNMENT(S) THEREOF and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicated below.

                                     1.  For the election of the following
                                        persons as directors of the Company, to
                                        hold office until the next annual
                                        meeting of shareholders or until their
                                        successors are elected.

                                        The directors to be elected to hold
                                        office until the next annual meeting of
                                        shareholders or until his successor is
                                        duly elected):

                                        Eugene N. Melnyk, Bruce Brydon, Rolf
                                        Reininghaus, Wilfred G. Bristow, Roger
                                        Rowan, Paul W. Haddy and Robert Vujea

                                     VOTE  / /

                                     WITHHOLD VOTE  / /

                                     2.  For the re-appointment of Ernst &
                                        Young LLP, Chartered Accountants as the
                                        auditors of the Company, and the
                                        authorization of the directors to fix
                                        their remuneration.

                                     VOTE  / /

                                     WITHHOLD VOTE  / /

                                     DATED this _________ day of ________, 2001.

                                     ___________________________________________

                                                  Number of Shares

                                    ____________________________________________

                                              Signature of Shareholder

                                    ____________________________________________

                                            Name of Shareholder (print)

                                                                      (SEE OVER)
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This proxy will be voted and where a choice is specified, will be voted as directed. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREON. THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES ABOVE.

A person appointed as nominee to represent a shareholder need not be a shareholder.